

July 23, 2013

Via E-mail
Gregory L. Ebel
President and Chief Executive Officer
Spectra Energy Corp
5400 Westheimer Court
Houston, Texas 77056

**Spectra Energy Corp
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-33007**

Dear Mr. Ebel:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief